Exhibit 99.1

GreenPower Reports Record Revenue of $12.8 million and 101 Vehicle Deliveries for Fiscal Third Quarter 2023

VANCOUVER, BC, Feb. 14, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced record revenues and deliveries for its third quarter ended December 31, 2022.

GreenPower reported revenues of nearly $12.8 million, a 140% increase from the previous year's third quarter, and delivered 101 vehicles with a majority of the deliveries being EV Star Cab and Chassis, as well as EV Star Cargos, EV Stars and the first delivery of the award-winning Nano BEAST Type A school bus.

"The quarter was record setting in all aspects for GreenPower," said Fraser Atkinson, GreenPower Chairman and CEO. "In addition to realized revenue, GreenPower had more than $12 million of deferred revenue at the end of the third quarter, the majority of which we expect to recognize over the next 12 months, further accelerating our revenue growth."

At quarter's end, GreenPower held $46.2 million in inventory, including $34.6 million in finished goods inventory that is expected to be used to fulfill existing customer orders. "Utilizing our current inventory and with continued increase in production, GreenPower is on track for this quarter to exceed last quarter's record delivery of 101 vehicles. We are working on more than 30 deals in eight states for our BEAST and Nano BEAST school buses with deliveries for the first of these also utilizing current inventory," Atkinson stated.

Subsequent to the end of the third quarter GreenPower raised more than $3.5 million from its at-the-market equity program (ATM). The funds raised through the ATM are supporting GreenPower's continued growth and the net proceeds benefit the production of GreenPower's purpose-built, all-electric vehicles as well as for product development with the remainder for general corporate purposes.

Third Quarter Highlights:

  Generated record revenues of $12,771,180 in the third quarter, an increase of 140% over the revenue of $5,313,352 for the third quarter in the previous year.
  Delivered 101 GreenPower vehicles in the quarter.
  Reported deferred revenue of $12,528,950 at the end of the third quarter, an increase of more than 92% from the beginning of the fiscal year.
  Increased deliveries of the EV Star Cab and Chassis vehicles to Workhorse.
  Delivered the first Nano BEAST Type A all-electric, purpose-built school bus with rear curbside lift and wheelchair securement.
  Delivered the first right-hand drive EV Star Cab and Chassis to Gemilang and agreed to collaborate with them to pursue fleet customers across Asia, the Middle East and Europe.
  Sold 10 EV Star 22' Cargos to a diverse group of customers in New Jersey.
  Expanded the scope of the school bus pilot project in the state of West Virginia.
  Added to the nationwide network of dealers for both school buses and commercial truck sales.

"GreenPower delivered 84 EV Star Cab and Chassis to Workhorse during the third quarter," said Brendan Riley, President of GreenPower. "We continue to work on timing and quality issues with our supply chain and shipping in order to optimize the run-rate of deliveries to Workhorse."

GreenPower also concentrated on its dealer network during the quarter for both commercial truck and school bus sales. In addition, the company announced the appointment of Claus Tritt to head GreenPower's commercial vehicle group, develop the sales team and expand the dealer network nationwide.

"Bringing Claus on board allows GreenPower to provide more focus on all-electric, purpose-built truck sales in the coming quarters," Riley noted, adding that Tritt will develop plans for the full integration of Lion Truck Body components into GreenPower commercial vehicles. "GreenPower is geared up to be the full-service provider for its customers for both the goods and services necessary to successfully electrify their fleets," Riley concluded.

Third Quarter 2023 Financial Summary:

  Recorded revenues in the third quarter of $12,771,180, an increase of 140% over the revenue of $5,313,352 for the third quarter in the previous fiscal year. Revenue was generated from the sale of vehicles and recognized revenue from finance and operating leases and Lion Truck Body.
  Cost of sales in the quarter were $9,891,401 generating a gross profit of $2,879,779 or 22.5% of revenues compared to a gross profit of $1,476,049 or 27.8% for the third quarter in the previous fiscal year. The Company expects that gross profit margins will be at similar levels in the near term due to its anticipated sales mix.
  Revenue for the nine months ended December 31, 2022 was $24,348,746 an increase of 88% over the revenue of $12,922,809 for the same period in the previous year.
  Working capital of $25,639,694 at the end of the third quarter.
  Inventory of $46.2 million on December 31, 2022 compared to $44 million on September 30, 2022. Inventory on December 31, 2022 includes $34.6 million of finished goods inventory primarily representing EV Star Transit Pluses, EV Star Cab and Chassis, EV Stars, EV Star Cargos, and BEAST and Nano BEAST school buses.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Media Relations / Press Inquiries
(218) 766-8856

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2023 GreenPower Motor Company Inc. All rights reserved.